Exhibit 99.1

NEWS RELEASE

YAMANA PROVIDES NOTICE OF FIRST QUARTER FINANCIAL RESULTS AND
ANNUAL MEETING OF SHAREHOLDERS

TORONTO, ONTARIO, April 7, 2011 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that its first quarter 2011 results will be released after market close on May 3, 2011 followed by a conference call on May 4, 2011 at 8:30 a.m. ET. Additionally, the Company will host its annual meeting of shareholders on May 4, 2011 at 11:00 am ET.

Q1 Conference Call Information:

Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Q1 Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 55286145#
Replay Call:	416-849-0833, Passcode 55286145#

The conference call replay will be available from 12:15 p.m. ET on May 4, 2011 until 11:59 p.m. ET on May 18, 2011.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will take place on Wednesday, May 4, 2011 at 11:00 a.m. ET at the Four Seasons Centre for the Performing Arts, located at 145 Queen Street West, Toronto, Ontario, Canada. The main entrance is located at the southeast corner of Queen Street West and University Avenue.

For those unable to attend the meeting in person, a live audio webcast and slide presentation can be accessed from Yamana’s website.
Via Webcast:
Live Audio Webcast:	www.yamana.com

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
(416) 815-0220
Email:  investor@yamana.com